Consolidated Statements of Income – unaudited

	Three months ended March 31
In millions, except per share data	2020	2019
Revenues (Note 4)	$3,545	$3,544
Operating expenses
Labor and fringe benefits	743	798
Purchased services and material	578	558
Fuel	360	398
Depreciation and amortization (Note 5)	392	440
Equipment rents	105	114
Casualty and other	152	156
Total operating expenses	2,330	2,464
Operating income	1,215	1,080
Interest expense	(139)	(131)
Other components of net periodic benefit income (Note 6)	78	80
Other income	11	2
Income before income taxes	1,165	1,031
Income tax expense (Note 7)	(154)	(245)
Net income	$1,011	$786
Earnings per share (Note 8)
Basic	$1.42	$1.08
Diluted	$1.42	$1.08
Weighted-average number of shares (Note 8)
Basic	712.3	725.2
Diluted	713.9	727.7
Dividends declared per share	$0.5750	$0.5375
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended March 31
In millions	2020	2019
Net income	$1,011	$786
Other comprehensive income (loss) (Note 12)
Net gain (loss) on foreign currency translation	452	(106)
Net change in pension and other postretirement benefit plans (Note 6)	62	40
Other comprehensive income (loss) before income taxes	514	(66)
Income tax recovery (expense)	68	(35)
Other comprehensive income (loss)	582	(101)
Comprehensive income	$1,593	$685
See accompanying notes to unaudited consolidated financial statements.

CN | 2020 Quarterly Review – First Quarter 9

Consolidated Balance Sheets – unaudited

	March 31	December 31
In millions	2020	2019
Assets
Current assets
Cash and cash equivalents	$488	$64
Restricted cash and cash equivalents (Note 9)	525	524
Accounts receivable	1,269	1,213
Material and supplies	679	611
Income taxes receivable (1)	371	219
Other current assets	284	199
Total current assets	3,616	2,830

Properties	41,393	39,669
Operating lease right-of-use assets (Note 10)	503	520
Pension asset	488	336
Intangible assets, goodwill and other (Note 3)	435	429
Total assets	$46,435	$43,784
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,146	$2,357
Current portion of long-term debt	2,592	1,930
Total current liabilities	4,738	4,287

Deferred income taxes	8,383	7,844
Other liabilities and deferred credits	674	634
Pension and other postretirement benefits	742	733
Long-term debt	12,695	11,866
Operating lease liabilities (Note 10)	369	379
Shareholders' equity
Common shares	3,658	3,650
Common shares in Share Trusts (Note 9)	(126)	(163)
Additional paid-in capital	363	403
Accumulated other comprehensive loss (Note 12)	(2,901)	(3,483)
Retained earnings	17,840	17,634
Total shareholders' equity	18,834	18,041
Total liabilities and shareholders' equity	$46,435	$43,784

(1)
In the first quarter of 2020, the Company began presenting Income taxes receivable as a separate line on the Consolidated Balance Sheet. Previously, Income taxes receivable were included in Other current assets. Comparative figures have been adjusted to conform to the current presentation.

See accompanying notes to unaudited consolidated financial statements.

10 CN | 2020 Quarterly Review – First Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2019	712.3	1.8	$3,650	$(163)	$403	$(3,483)	$17,634	$18,041
Net income							1,011	1,011
Stock options exercised	0.3		25		(3)			22
Settlement of equity settled awards	0.5	(0.5)		43	(54)		(34)	(45)
Stock-based compensation expense and other					17		—	17
Repurchase of common shares (Note 9)	(3.3)		(17)				(362)	(379)
Share purchases by Share Trusts				(6)				(6)
Other comprehensive income (Note 12)						582		582
Dividends							(409)	(409)
Balance at March 31, 2020	709.8	1.3	$3,658	$(126)	$363	$(2,901)	$17,840	$18,834

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2018	725.3	2.0	$3,634	$(175)	$408	$(2,849)	$16,623	$17,641
Net income							786	786
Stock options exercised	0.6		38		(6)			32
Settlement of equity settled awards	0.5	(0.5)		45	(45)		(53)	(53)
Stock-based compensation expense and other					25		(1)	24
Repurchase of common shares (Note 9)	(3.9)		(19)				(413)	(432)
Share purchases by Share Trusts	(0.1)	0.1		(9)				(9)
Other comprehensive loss (Note 12)						(101)		(101)
Dividends							(389)	(389)
Cumulative-effect adjustment from the adoption of ASU 2016-02 (1)							29	29
Balance at March 31, 2019	722.4	1.6	$3,653	$(139)	$382	$(2,950)	$16,582	$17,528

(1)
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information.

See accompanying notes to unaudited consolidated financial statements.

CN | 2020 Quarterly Review – First Quarter 11

Consolidated Statements of Cash Flows – unaudited

	Three months ended March 31
In millions	2020	2019
Operating activities
Net income	$1,011	$786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	392	440
Pension income and funding	(92)	(115)
Deferred income taxes	294	100
Changes in operating assets and liabilities:
Accounts receivable	(1)	(28)
Material and supplies	(52)	(110)
Accounts payable and other	(406)	(387)
Other current assets	7	6
Other operating activities, net	27	305
Net cash provided by operating activities	1,180	997
Investing activities
Property additions	(603)	(703)
Acquisition, net of cash acquired (Note 3)	—	(167)
Other investing activities, net	(4)	(8)
Net cash used in investing activities	(607)	(878)
Financing activities
Issuance of debt (Note 9)	947	790
Repayment of debt	(606)	(5)
Change in commercial paper, net (Note 9)	304	(14)
Settlement of foreign exchange forward contracts on debt	21	8
Issuance of common shares for stock options exercised	22	32
Withholding taxes remitted on the net settlement of equity settled awards (Note 11)	(43)	(52)
Repurchase of common shares (Note 9)	(379)	(419)
Purchase of common shares for settlement of equity settled awards	(2)	(1)
Purchase of common shares by Share Trusts	(6)	(9)
Dividends paid	(409)	(389)
Net cash used in financing activities	(151)	(59)

Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	3	—

Net increase in cash, cash equivalents, restricted cash, and restricted cash equivalents	425	60

Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	588	759

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,013	$819
Cash and cash equivalents, end of period	$488	$339
Restricted cash and cash equivalents, end of period	525	480

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,013	$819
Supplemental cash flow information
Interest paid	$(183)	$(151)
Income taxes refunded (paid)	$9	$(242)
See accompanying notes to unaudited consolidated financial statements.

12 CN | 2020 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2019 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Recent accounting pronouncements, and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) was adopted by the Company during the first quarter of 2020:

ASU 2016-13 Financial instruments - Credit losses (Topic 326): Measurement of credit losses on financial instruments
The ASU requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The new standard replaces the current incurred loss impairment methodology with one that reflects expected credit losses.
The Company adopted this standard in the first quarter of 2020 with an effective date of January 1, 2020. The adoption of this standard did not have an impact on the Company’s Consolidated Financial Statements, other than for the new disclosure requirements.

The accounting policy for accounts receivable has been updated as follows:

Accounting policy for accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for credit losses. The allowance for credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. When a receivable is deemed uncollectible, it is written off against the allowance for credit losses. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statements of Income.

The following recent ASU issued by FASB came into effect in the first quarter of 2020 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting
London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. At the end of 2021, banks will no longer be required to report information that is used to determine LIBOR. As a result, LIBOR could be discontinued. Other interest rates used globally could also be discontinued for similar reasons.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The provisions of the ASU are effective starting on March 12, 2020; however, they will only be available until December 31, 2022, when the reference rate replacement activity is expected to have completed. The Company may apply the provisions of the ASU as of the beginning of a reporting period when the elections are made, or prospectively from the date within an interim period that includes or is subsequent to March 12, 2020. The Company currently has outstanding loans and finance lease obligations referencing LIBOR totaling approximately US$400 million that would be affected by the provisions of this ASU. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied for periods beginning on or after March 31, 2020 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN | 2020 Quarterly Review – First Quarter 13

Notes to Unaudited Consolidated Financial Statements

3 – Business combinations

2019
Acquisition of intermodal division of H&R Transport Limited
On December 2, 2019, the Company acquired the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R"). The acquisition positions CN to expand its presence in moving customer goods by offering more end to end rail supply chain solutions to a wider range of customers.
The Company's Consolidated Balance Sheet includes the assets and liabilities of H&R as of December 2, 2019, the acquisition date. Since the acquisition date, H&R’s results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.
Of the total purchase price of $105 million, $95 million was paid on the closing date and $10 million mostly related to funds withheld for the indemnification of claims which will be paid within twenty months of the acquisition date.
The following table summarizes the consideration transferred to acquire H&R, as well as the preliminary fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

December 2
In millions	2019
Consideration transferred
Cash paid at closing	$95
Additional cash consideration and other (1)	10
Fair value of total consideration transferred	$105
Recognized amounts of identifiable assets acquired and liabilities assumed (2)
Current assets	$10
Non-current assets (3)	84
Non-current liabilities	(1)
Total identifiable net assets (4)	$93
Goodwill (5)	$12

(1)	Includes consideration payable of $8 million to be paid within twenty months of the acquisition date plus cash paid of $2 million to reflect the settlement of working capital.

(2)
The Company's purchase price allocation is preliminary, based on information available to the Company to date, and subject to change over the measurement period, which may be up to one year from the acquisition date.

(3)	Includes identifiable intangible assets of $52 million.

(4)	Includes operating lease right-of-use assets and liabilities.

(5)	The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is deductible for tax purposes.

Acquisition of the TransX Group of Companies
On March 20, 2019, the Company acquired the Manitoba-based TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions.
The Company's Consolidated Balance Sheet includes the assets and liabilities of TransX as of March 20, 2019, the acquisition date. Since the acquisition date, TransX's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.
The total purchase price of $192 million included an initial cash payment of $170 million, additional consideration of $25 million, less an adjustment of $3 million in the fourth quarter of 2019 to reflect the settlement of working capital. The acquisition date fair value of the additional consideration, recorded as a contingent liability, was estimated based on the expected outcome of operational and financial targets, and remained unchanged since the acquisition date. The fair value measure was based on Level 3 inputs not observable in the market. On August 27, 2019, the additional consideration was paid.

14 CN | 2020 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the consideration transferred to acquire TransX, as well as the fair value of the assets acquired and liabilities assumed, and goodwill that were recognized as part of the transaction:

March 20
In millions	2019
Consideration transferred
Cash paid at closing	$170
Additional cash consideration and other (1)	22
Fair value of total consideration transferred	$192
Recognized amounts of identifiable assets acquired and liabilities assumed (2)
Current assets	$85
Non-current assets (3)	260
Current liabilities	(134)
Non-current liabilities	(77)
Total identifiable net assets (4)	$134
Goodwill (5)	$58

(1)	Includes additional cash consideration paid of $25 million less an adjustment of $3 million to reflect the settlement of working capital.

(2)
In 2019, the Company's purchase price allocation was preliminary, and was subject to change over the measurement period, permitted to be up to one year from the acquisition date. In the first quarter of 2020, based on updated information available to the Company, the fair value of net assets acquired was adjusted to reflect a net decrease to current and deferred income tax balances of $7 million, resulting in a decrease to Goodwill for the same amount. The Company’s purchase price allocation is now final.

(3)	Includes identifiable intangible assets of $34 million.

(4)	Includes finance and operating lease right-of-use assets and liabilities.

(5)	The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.

4 – Revenues

The following table provides disaggregated information for revenues:

	Three months ended March 31
In millions	2020	2019
Freight revenues
Petroleum and chemicals	$791	$735
Metals and minerals	405	421
Forest products	433	456
Coal	143	163
Grain and fertilizers	610	577
Intermodal	849	850
Automotive	193	211
Total freight revenues	3,424	3,413
Other revenues	121	131
Total revenues (1)	$3,545	$3,544
Revenues by geographic area
Canada	$2,438	$2,386
United States (U.S.)	1,107	1,158
Total revenues (1)	$3,545	$3,544

(1)	As at March 31, 2020, the Company had remaining performance obligations related to freight in-transit, for which revenues of $91 million are expected to be recognized in the next period.

Contract liabilities
Contract liabilities represent consideration received from customers for which the related performance obligation has not been satisfied. Contract liabilities are recognized into revenues when or as the related performance obligation is satisfied. The Company includes contract liabilities within Accounts payable and other and Other liabilities and deferred credits on the Consolidated Balance Sheets.

CN | 2020 Quarterly Review – First Quarter 15

Notes to Unaudited Consolidated Financial Statements

The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the three months ended March 31, 2020 and 2019:

	Three months ended March 31
In millions	2020	2019
Beginning balance	$211	$3
Revenue recognized included in the beginning balance	(6)	(2)
Increase due to consideration received, net of revenue recognized	1	240
Ending balance	$206	$241
Current portion - End of period	$38	$31

5 – Properties

In the first quarter of 2019, the Company recognized an expense of $84 million related to costs previously capitalized for a Positive Train Control (PTC) back office system following the deployment of a replacement system. The expense was recognized in Depreciation and amortization on the Consolidated Statements of Income.

6 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 15 – Pensions and other postretirement benefits to the Company's 2019 Annual Consolidated Financial Statements.
The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans for the three months ended March 31, 2020 and 2019:

	Three months ended March 31
	Pensions		Other postretirement benefits
In millions	2020	2019	2020	2019
Current service cost	$48	$40	$1	$1
Other components of net periodic benefit cost (income)
Interest cost	133	149	1	2
Expected return on plan assets	(274)	(271)	—	—
Amortization of prior service cost	1	1	—	—
Amortization of net actuarial loss (gain)	62	40	(1)	(1)
Total Other components of net periodic benefit cost (income)	(78)	(81)	—	1
Net periodic benefit cost (income)	$(30)	$(41)	$1	$2

Pension contributions
Pension contributions for the three months ended March 31, 2020 and 2019 of $68 million and $80 million, respectively, primarily represent contributions to the Company's main pension plan, the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2020, the Company now expects to make total cash contributions of approximately $130 million for all of the Company's pension plans.

16 CN | 2020 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements

7 – Income taxes

Income tax expense was $154 million for the three months ended March 31, 2020 compared to $245 million for the same period in 2019. Income tax expense for the three months ended March 31, 2020 included a current income tax recovery of $141 million resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act.
On March 27, 2020, the U.S. government enacted the CARES Act, a tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic. The CARES Act corporate income tax measures allow for U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its existing deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.

8 – Earnings per share

	Three months ended March 31
In millions, except per share data	2020	2019
Net income	$1,011	$786
Weighted-average basic shares outstanding	712.3	725.2
Dilutive effect of stock-based compensation	1.6	2.5
Weighted-average diluted shares outstanding	713.9	727.7
Basic earnings per share	$1.42	$1.08
Diluted earnings per share	$1.42	$1.08
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	1.2	1.1
Performance share units	0.3	0.3

9 – Financing activities

Shelf prospectus and registration statement
On February 11, 2020, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date. This shelf prospectus and registration statement replaced CN's previous shelf prospectus and registration statement that was to expire on March 13, 2020. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Notes and debentures
For the three months ended March 31, 2020, the Company repaid the following:

•	On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity.

For the three months ended March 31, 2019, the Company issued the following:

•	On February 8, 2019, issuance of $350 million 3.00% Notes due 2029 and $450 million 3.60% Notes due 2049 in the Canadian capital markets, which resulted in total net proceeds of $790 million.

CN | 2020 Quarterly Review – First Quarter 17

Notes to Unaudited Consolidated Financial Statements

Revolving credit facilities
The Company has an unsecured revolving credit facility with a consortium of lenders which is available for general corporate purposes including backstopping the Company's commercial paper programs. On March 15, 2019, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.8 billion to $2.0 billion, effective May 5, 2019. The amended credit facility of $2.0 billion consists of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. Under the amended credit facility, the Company has the option to request an extension once a year to maintain the tenors of three years and five years of the respective tranches subject to the consent of the individual lenders. The accordion feature, which provides for an additional $500 million of credit under the facility, remains unchanged. The credit facility agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various benchmark interest rates, plus applicable margins, based on CN's debt credit ratings. The Company borrowed $100 million on this facility during the three months ended March 31, 2020. As at March 31, 2020 and December 31, 2019, the Company had outstanding borrowings under this revolving credit facility of $100 million and $nil, respectively, at a weighted-average interest rate of 2.35% and nil, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.
On March 27, 2020, the Company entered into a $250 million one year revolving credit facility agreement. The credit facility is available for working capital and general corporate purposes and provides for borrowings at various interest rates, plus a margin. As at March 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the three months ended March 31, 2020.
Both credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.

Non-revolving credit facility
On July 25, 2019, the Company entered into a US$300 million, non-revolving term loan credit facility agreement for financing or refinancing the purchase of equipment, which was available to be drawn upon through March 31, 2020. Term loans made under this facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock. On March 27, 2020, the Company entered into loan supplements to the original agreement for an additional principal amount of US$310 million, which is available to be drawn through March 31, 2021.
The Company borrowed US$300 million ($397 million) on this facility during the three months ended March 31, 2020.
As at March 31, 2020 and December 31, 2019, the Company had outstanding borrowings under this non-revolving term loan facility of US$300 million ($422 million) and $nil, respectively, at a weighted-average interest rate of 2.41% and nil, respectively.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. As of May 5, 2019, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.8 billion to $2.0 billion, or the US dollar equivalent, on a combined basis.
As at March 31, 2020 and December 31, 2019, the Company had total commercial paper borrowings of US$1,218 million ($1,713 million) and US$983 million ($1,277 million), respectively, at a weighted-average interest rate of 1.59% and 1.77%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.
The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the three months ended March 31, 2020 and 2019:

	Three months ended March 31
In millions	2020	2019
Commercial paper with maturities less than 90 days
Issuance	$1,658	$1,009
Repayment	(1,512)	(1,264)
Change in commercial paper with maturities less than 90 days, net	$146	$(255)
Commercial paper with maturities of 90 days or greater
Issuance	$579	$529
Repayment	(421)	(288)
Change in commercial paper with maturities of 90 days or greater, net	$158	$241
Change in commercial paper, net	$304	$(14)

18 CN | 2020 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On February 27, 2020, the Company extended the term of its agreement by two years to February 1, 2023.
For the three months ended March 31, 2020, the Company had proceeds from the accounts receivable securitization program of $450 million, and repayments of $200 million.
As at March 31, 2020 and December 31, 2019, the Company had accounts receivable securitization borrowings of $450 million and $200 million, respectively, at a weighted-average interest rate of 1.60% and 1.90%, respectively, secured by and limited to $511 million and $224 million of accounts receivable, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2019, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2022. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at March 31, 2020, the Company had outstanding letters of credit of $433 million ($424 million as at December 31, 2019) under the committed facilities from a total available amount of $470 million ($459 million as at December 31, 2019) and $154 million ($149 million as at December 31, 2019) under the uncommitted facilities.
As at March 31, 2020, included in Restricted cash and cash equivalents was $429 million ($429 million as at December 31, 2019) and $90 million ($90 million as at December 31, 2019) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 16.0 million common shares between February 1, 2020 and January 31, 2021. As at March 31, 2020, the Company had repurchased 2.0 million common shares for $226 million under its current NCIB.
The Company repurchased 14.1 million common shares under its previous NCIB effective between February 1, 2019 and January 31, 2020, which allowed for the repurchase of up to 22.0 million common shares.
As of March 31, 2020, in light of the uncertain and unprecedented environment, the Company had paused share repurchases.
The following table provides the information related to the share repurchases for the three months ended March 31, 2020 and 2019:

	Three months ended March 31
In millions, except per share data	2020	2019
Number of common shares repurchased	3.3	3.9
Weighted-average price per share	$116.97	$111.28
Amount of repurchase	$379	$432

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and, beginning in 2019, the Employee Share Investment Plan (ESIP) (see Note 11 – Stock-based compensation). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in Note 16 – Share capital to the Company's 2019 Annual Consolidated Financial Statements.

CN | 2020 Quarterly Review – First Quarter 19

Notes to Unaudited Consolidated Financial Statements

10 – Leases

The Company engages in short and long-term leases for rolling stock including locomotives and freight cars, equipment, real estate and service contracts that contain embedded leases.
The following table provides the Company’s lease costs for the three months ended March 31, 2020 and 2019:

	Three months ended March 31
In millions	2020	2019
Finance lease cost
Amortization of right-of-use assets	$3	$2
Interest on lease liabilities	1	2
Total finance lease cost	4	4
Operating lease cost	35	40
Short-term lease cost	11	11
Variable lease cost (1)	14	16
Total lease cost (2)	$64	$71

(1)	Mainly relates to leases of trucks for the Company's freight delivery service contracts.

(2)	Includes lease costs from purchased services and material and equipment rents in the Consolidated Statements of Income.

The following table provides the Company's lease right-of-use assets and lease liabilities, and their classification on the Consolidated Balance Sheets as at March 31, 2020 and December 31, 2019:

		March 31	December 31
In millions	Classification	2020	2019
Lease right-of-use assets
Finance leases	Properties	$535	$534
Operating leases	Operating lease right-of-use assets	503	520
Total lease right-of-use assets		$1,038	$1,054
Lease liabilities
Current
Finance leases	Current portion of long-term debt	$54	$59
Operating leases	Accounts payable and other	124	122
Noncurrent
Finance leases	Long-term debt	78	75
Operating leases	Operating lease liabilities	369	379
Total lease liabilities		$625	$635

20 CN | 2020 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements

The following table provides the remaining lease terms and discount rates for the Company's leases as at March 31, 2020 and December 31, 2019:

	March 31	December 31
	2020	2019
Weighted-average remaining lease term (years)
Finance leases	1.2	1.4
Operating leases	6.8	7.0
Weighted-average discount rate (%)
Finance leases	3.19	3.21
Operating leases	3.11	3.12

The following table provides additional information for the Company's leases for the three months ended March 31, 2020 and 2019:

	Three months ended March 31
In millions	2020	2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases	$37	$41
Operating cash outflows from finance leases	$1	$2
Financing cash outflows from finance leases	$9	$5
Right-of-use assets obtained in exchange for lease liabilities
Operating lease	$9	$16
Finance lease	$—	$—

The following table provides the maturities of lease liabilities for the next five years and thereafter as at March 31, 2020:

In millions	Finance leases	Operating leases (1)
2020	$54	$108
2021	77	115
2022	1	78
2023	—	54
2024	—	38
2025 and thereafter	3	157
Total lease payments	135	550
Less: Imputed interest	3	57
Present value of lease payments	$132	$493

(1)	Includes $70 million related to renewal options that are reasonably certain to be exercised.

CN | 2020 Quarterly Review – First Quarter 21

Notes to Unaudited Consolidated Financial Statements

11 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 17 – Stock-based compensation to the Company's 2019 Annual Consolidated Financial Statements.

	Three months ended March 31
In millions	2020	2019
Share Units Plan (1)	$4	$13
Voluntary Incentive Deferral Plan (VIDP) (2)	(1)	3
Stock option awards	3	3
Employee Share Investment Plan (ESIP)	7	1
Total stock-based compensation expense	$13	$20
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$3	$5
Excess tax benefit recognized in income	$13	$20

(1)	Performance share unit (PSU) awards are granted under the Share Units Plan.

(2)	Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan

	Equity settled
	PSUs-ROIC (1)		PSUs-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2019	1.0	$58.35	0.3	$112.08
Granted	0.3	$73.23	0.1	$151.50
Settled (3) (4)	(0.4)	$53.19	(0.1)	$103.36
Forfeited	—	$62.50	—	$121.21
Outstanding at March 31, 2020	0.9	$64.78	0.3	$130.68

(1)
The grant date fair value of equity settled PSUs-ROIC granted in 2020 of $19 million is calculated using a lattice-based valuation model. As at March 31, 2020, total unrecognized compensation cost related to all outstanding awards was $24 million and is expected to be recognized over a weighted-average period of 2.1 years.

(2)
The grant date fair value of equity settled PSUs-TSR granted in 2020 of $20 million is calculated using a Monte Carlo simulation model. As at March 31, 2020, total unrecognized compensation cost related to all outstanding awards was $23 million and is expected to be recognized over a weighted-average period of 2.1 years.

(3)
Equity settled PSUs-ROIC granted in 2017 met the minimum share price condition for settlement and attained a performance vesting factor of 169%. Equity settled PSUs-TSR granted in 2017 attained a performance vesting factor of 100%.

(4)
In the first quarter of 2020, these awards were settled, net of the remittance of the participants' withholding tax obligation of $41 million, by way of disbursement from the Share Trusts of 0.4 million common shares.

22 CN | 2020 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements

Voluntary Incentive Deferral Plan

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units
	In millions		In millions
Outstanding at December 31, 2019	0.7	$81.91	0.1
Granted	—	$124.14	—
Settled	—	$77.09	—
Outstanding at March 31, 2020 (3)	0.7	$82.52	0.1

(1)
The grant date fair value of equity settled DSUs granted is calculated using the Company's stock price on the grant date. As at March 31, 2020, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $71 million.

(2)
The fair value of cash settled DSUs as at March 31, 2020 is based on the intrinsic value. As at March 31, 2020, the liability for all cash settled DSUs was $15 million ($16 million as at December 31, 2019). The closing stock price used to determine the liability was $110.03.

(3)
The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

Stock option awards

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2019 (1)	3.8	$86.89
Granted (2)	0.7	$125.47
Exercised	(0.3)	$69.20
Forfeited	(0.1)	$107.79
Outstanding at March 31, 2020 (1) (2) (3)	4.1	$98.80
Exercisable at March 31, 2020 (1) (3)	2.2	$82.78

(1)	Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2)
The grant date fair value of options granted in 2020 of $13 million ($18.90 per option) is calculated using the Black-Scholes option-pricing model. The options granted in 2020 vest over a five-year period compared to a four-year period for options granted prior to 2020. As at March 31, 2020, total unrecognized compensation cost related to all outstanding awards was $19 million and is expected to be recognized over a weighted-average period of 2.5 years.

(3)
The weighted-average term to expiration of options outstanding was 7.1 years and the weighted-average term to expiration of exercisable stock options was 5.6 years. As at March 31, 2020, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $66 million and the aggregate intrinsic value of stock options exercisable amounted to $60 million.

Employee Share Investment Plan

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions, December 31, 2019	0.3	$118.83
Company contributions	—	$116.23
Vested	(0.1)	$112.01
Unvested contributions, March 31, 2020 (1)	0.2	$120.36
(1) As at March 31, 2020, total unrecognized compensation cost related to all outstanding awards was $15 million and is expected to be recognized over the next 12 months.

CN | 2020 Quarterly Review – First Quarter 23

Notes to Unaudited Consolidated Financial Statements

12 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at December 31, 2019	$(297)	$(4,321)	$(4,618)		$1,135		$(3,483)
Other comprehensive income (loss) before reclassifications:
Foreign exchange gain on translation of net investment in foreign operations	1,098		1,098		—		1,098
Foreign exchange loss on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	(646)		(646)		85		(561)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		61	61	(3)	(17)	(4)	44
Amortization of prior service cost		1	1	(3)	—	(4)	1
Other comprehensive income	452	62	514		68		582
Balance at March 31, 2020	$155	$(4,259)	$(4,104)		$1,203		$(2,901)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at December 31, 2018	$(41)	$(3,881)	$(3,922)		$1,073		$(2,849)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(279)		(279)		—		(279)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	173		173		(24)		149
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		39	39	(3)	(11)	(4)	28
Amortization of prior service cost		1	1	(3)	—	(4)	1
Other comprehensive income (loss)	(106)	40	(66)		(35)		(101)
Balance at March 31, 2019	$(147)	$(3,841)	$(3,988)		$1,038		$(2,950)

(1)	The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.

(2)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(3)
Reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.

(4)	Included in Income tax expense in the Consolidated Statements of Income.

24 CN | 2020 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements

13 – Major commitments and contingencies

Purchase commitments
As at March 31, 2020, the Company had fixed and variable commitments to purchase rail, information technology services and licenses, wheels, engineering services, locomotives, railroad ties, rail cars, as well as other equipment and services with a total estimated cost of $1,427 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.
As at March 31, 2020, the Company had aggregate reserves for personal injury and other claims of $365 million, of which $68 million was recorded as a current liability ($352 million as at December 31, 2019, of which $91 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at March 31, 2020, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.
The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.
As at March 31, 2020, the Company had aggregate accruals for environmental costs of $69 million, of which $49 million was recorded as a current liability ($57 million as at December 31, 2019, of which $38 million was recorded as a current liability). The Company anticipates that the majority of the liability at March 31, 2020 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

CN | 2020 Quarterly Review – First Quarter 25

Notes to Unaudited Consolidated Financial Statements

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 19 – Major commitments and contingencies to the Company's 2019 Annual Consolidated Financial Statements.
As at March 31, 2020, the Company had outstanding letters of credit of $433 million ($424 million as at December 31, 2019) under the committed bilateral letter of credit facilities and $154 million ($149 million as at December 31, 2019) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $170 million ($169 million as at December 31, 2019), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at March 31, 2020, the maximum potential liability under these guarantee instruments was $757 million ($742 million as at December 31, 2019), of which $691 million ($681 million as at December 31, 2019) related to other employee benefit liabilities and workers' compensation and $66 million ($61 million as at December 31, 2019) related to other liabilities. The guarantee instruments expire at various dates between 2020 and 2023.
As at March 31, 2020, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

14 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at March 31, 2020, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,218 million (US$1,088 million as at December 31, 2019). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur.
For the three months ended March 31, 2020 and 2019, the Company recorded a gain of $126 million and a loss of $44 million, respectively, related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at March 31, 2020, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $83 million and $6 million, respectively ($nil and $24 million, respectively, as at December 31, 2019).

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:

•	Level 1: Inputs are quoted prices for identical instruments in active markets

•	Level 2: Significant inputs (other than quoted prices included in Level 1) are observable

•	Level 3: Significant inputs are unobservable
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments, classified as Level 2, used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.
The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at March 31, 2020, the Company's debt, excluding finance leases, had a carrying amount of $15,155 million ($13,662 million as at December 31, 2019) and a fair value of $17,198 million ($15,667 million as at December 31, 2019).

26 CN | 2020 Quarterly Review – First Quarter